FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 18, 2003

Commission File Number 333-66973

AERCO LIMITED

22 Grenville Street
St. Helier
Jersey, JE4 8PX
Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

INDEX TO EXHIBITS

Item
1.	Press release dated June 17, 2003.
24.	Power of Attorney for AerCo Limited.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 18, 2003

AERCO LIMITED (Registrant)

By:	/s/ Sean Brennan
Name: Sean Brennan
Title: Attorney-in-Fact

Item 1

AerCo Limited
22 Grenville Street, St. Helier, Jersey JE4 8PX

PRESS RELEASE
June 17, 2003

AerCo Limited announced on April 23, 2003 that Anton Zauner had been appointed as a replacement Independent Director on the AerCo Limited Board of Directors to fill the vacancy created on the retirement of Kenneth Peters.

Mr Zauner has decided not to take up office for personal reasons. John McMahon, one of the two Directors appointed to the AerCo Limited Board by debis AirFinance Ireland plc as the holder of the majority of the AerCo Limited Class E notes, has therefore resigned as a Director in order to ensure that the Board comprises a majority of Independent Directors (as required by the Articles of Association of AerCo Limited).

The continuing Directors, Adrian Robinson, Peter Sokell and Sean Brennan, are seeking to identify a replacement to fill the vacancy created on the retirement of Mr Peters.

For further information please contact Sean Brennan or Pat Keating of AerCo Limited's Administrative Agent, debis AirFinance Administrative Services Limited, at telephone number + 353 61 360 000.

Item 24

POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an “Attorney-in- Fact”), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the “SEC”) upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.

Dated: 24 July 2002	/s/ G. Adrian Robinson
G. Adrian Robinson

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ Peter Sokell
Peter Sokell

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ Kenneth N. Peters
Kenneth N. Peters

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ M. John McMahon
M. John McMahon

	Witness:	/s/ B. C. Robins

Dated: 9 August 2002	/s/ Sean Brennan
Sean Brennan
	Witness:	Marian Kennedy